FORM U-6B-2
                       CERTIFICATE OF NOTIFICATION
     under the Public Utility Holding Company Act of 1935 ("PUHCA")

     PSI Energy, Inc. ("PSI"), an Indiana corporation and electric utility subsidiary of Cinergy Corp., a registered holding company, hereby notifies the Commission that it has issued the securities described below pursuant to an exemption from Section 6(a) of PUHCA:

1.   Type of security:  Promissory note ("Note").

2.   Issue, renewal or guaranty:  Issuance.

3.   Principal amount:  $23,000,000.

4.   Annual rate of interest:  Variable.

5.   Date of issue:  August 12, 1998.

6.   Date of maturity:  August 1, 2028, subject to prior redemption.

7.   Name of acquiree of Note:  Indiana Development Authority
     ("Authority").

8. Collateral: Irrevocable direct-pay letter of credit issued by Morgan Guaranty Trust Company of New York ("Bank") expiring on August 1, 2002 (subject to extension or earlier termination). PSI will reimburse the Bank for all amounts drawn under the letter of credit.

9. Consideration received for the Note: Loan by the Authority to PSI in an equal aggregate principal amount of the proceeds from the issue and sale on August 12, 1998 of the Authority's Environmental Refunding Revenue Bonds, Series 1998 (PSI Energy, Inc. Project).

10. Application of Note proceeds: Payment of a portion of the costs of redeeming certain outstanding bonds (namely, $23,000,000 Indiana Employment Development Commission 8-1/4% Environmental Revenue Bonds, Series 1988 (Public Service Company of Indiana, Inc.), dated as of June 15, 1988, which were issued to finance PSI's costs of acquiring, constructing and equipping certain pollution control and solid waste disposal facilities located at various electric generating facilities in the State of Indiana).

11.  Exemption claimed:  Rule 52(a).

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                                          PSI ENERGY, INC.
                                          By: /s/William L. Sheafer
                                          Vice President and Treasurer
Dated: August ___, 1998